# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION

**December 7, 2010**

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

**American Express Receivables Financing Corporation III LLC**
**File No. 333-130508 – CF# 25870**

**American Express Credit Account Master Trust**
**File No. 333-130508-01 – CF# 25870**

**American Express Receivables Financing Corporation IV LLC**
**File No. 333-130508-02 – CF# 25870**

**American Express Receivables Financing Corporation II**
**File No. 333-130508-03 – CF# 25870**

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American Express Receivables Financing Corporation III LLC, American Express Credit Account Master Trust, American Express Receivables Financing Corporation IV LLC, and American Express Receivables Financing Corporation II submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-3 filed on March 2, 2006, as amended.

Based on representations by American Express Receivables Financing Corporation III LLC, American Express Credit Account Master Trust, American Express Receivables Financing Corporation IV LLC, and American Express Receivables Financing Corporation II that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period(s) specified:

        Exhibit 4.8        through October 31, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin Dobbie
Special Counsel